Exhibit 99.1

Annual General Meeting of Shareholders of

PRECISION DRILLING CORPORATION

May 9, 2012

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3

In respect of the annual general meeting (the "Meeting") of holders of common shares of Precision Drilling Corporation (the "Corporation"), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

Description of Matter		Votes For	Percent	Votes Against/ Withheld	Percent

1.	Ordinary resolution to approve the election of the following nominees to serve as the directors of the Corporation for the ensuing year, or until successors are duly elected or appointed:
	William T. Donovan	188,736,991	98.89%	2,124,731	1.11%
	Brian J. Gibson	188,717,044	98.88%	2,144,678	1.12%
	Robert J.S. Gibson	188,399,136	98.71%	2,462,586	1.29%
	Allen R. Hagerman	190,128,100	99.62%	733,622	0.38%
	Stephen J.J. Letwin	185,985,717	97.44%	4,876,004	2.56%
	Kevin O. Meyers	188,720,193	98.88%	2,141,529	1.12%
	Patrick M. Murray	190,042,241	99.57%	819,481	0.43%
	Kevin A. Neveu	186,217,258	97.56%	4,644,464	2.44%
	Robert L. Phillips	183,349,946	96.06%	7,511,776	3.94%

2.	Ordinary resolution to approve the appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the board of directors.	206,968,478	99.36%	1,323,875	0.64%

3.	Advisory resolution to approve the Corporation's approach to executive compensation (“Say-on-Pay”).	184,922,033	96.89%	5,939,355	3.11%